AtomBeam Technologies Inc.



ANNUAL REPORT

1036 Country Club Dr, Suite 200

Moraga, CA 94556

0

https://atombeamtech.com/

This Annual Report is dated December 14, 2021.

BUSINESS

AtomBeam is a highly sophisticated California based company with a technology that has the potential to change the way machine/IoT data is transmitted and stored. Protected by seven issued patents, AtomBeam's technology typically reduces IoT data by 75% while adding ultralightweight encryption. According to IDC, by 2025, half of all data generated will come from machines/IoT. Data compression algorithms, such as zip, are ineffective for IoT data. AtomBeam is the *only* effective way to reduce this fastest-growing data category, making it potentially a key component for a broad array of potential uses, including industrial machines, wearables, smart cities, spacecraft, medical devices and virtually every machine that generates data. In many ways, AtomBeam is the real Pied Piper.

AtomBeam technology is a radical departure from conventional data reduction, known as data compression. Compression seeks out repeated data patterns in a file, inserting placeholders where it finds duplicated patterns, which has the effect of reducing the size of the file. In contrast, AtomBeam uses the latest machine learning techniques to find patterns across thousands of files, saving each often-repeated pattern in a Codebook, and assigning to each saved pattern a Codeword, or index, which is much smaller than the pattern itself. Once the Codebook is complete, it is inserted into a source of data, such as a cell phone, and also in a destination, such as a cloud server, allowing the source and destination to communicate entirely in Codewords alone. This dramatically reduces the amount of data that is sent and makes communication commensurately faster. Compression is ineffective on IoT files, which are typically too small to have many repeated patterns within one file; for AtomBeam, however, file size is virtually irrelevant. This makes AtomBeam's technology a potential standard for machine to machine communications.

The company markets its product to manufacturers and end users of IoT devices, including for use in cars, heavy machinery, factories, wearables, smart buildings and much else, with significant traction with several large corporations. AtomBeam's revenue is derived from annual license and maintenance fees based on the number of servers and connected devices.

The company was founded in September 2017 as a Delaware LLC, Drivewarp LLC. In 2019, the company changed its name and corporate form to AtomBeam Technologies Inc., a Delaware C-Corp effective January 1, 2019.

Previous Offerings

Between 2020 and 2019, we sold no securities under Regulation Crowdfunding.

Name: Class A and B LLC units (AtomBeam was converted to a C Corp from Drivewarp LLC)

Type of security sold: Equity

Final amount sold: $496,300.00

Number of Securities Sold: 8,934,043

Use of proceeds: Software development and general corporate purposes

Date: September 05, 2017

Offering exemption relied upon: Rule 144

Type of security sold: Convertible Note

Final amount sold: $1,001,00.00

Use of proceeds: Software development and general corporate purposes

Date: July 19, 2018

Offering exemption relied upon: Rule 144

Type of security sold: Debt

Final amount sold: $336,400.00

Use of proceeds: Software development and general corporate purposes

Date: November 23, 2020

Offering exemption relied upon: Rule 144

Type of security sold: Debt

Final amount sold: $8,400.00

Use of proceeds: Software development and general corporate purposes

Date: June 5, 2020

Offering exemption relied upon: N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

During 2019 and 2020, the company was conducting software development to build and test its product and complete filings of patents to protect its intellectual property. The company devoted significant resources in 2020 to development of a graphical user interface deemed essential to customer acquisition.
2019
Revenue
The company had no revenue in 2019. Payments in 2019 related to a U.S. Navy research contract that had previously been classified as revenue was $18,690. The one-year contract with the Navy ended June 2019. Additional ad-hoc consulting other income of $5,001 was received by the company in 2019. There are no cost of goods associated with the other income.
Expenses
Total expenses for 2019 were $863,767. Consultants, primarily software developers and architects, were paid $362,041, preliminary marketing expense was increased to $306,398 to

raise awareness of the company, and to attend trade shows and technology conferences. Other operating expenses were $168,297, which was significantly higher due primarily to non-recurring legal expenses associated with changing the corporate form from an LLC to a C corporation. In addition, the company accrued non-cash interest expense of $22,372 on convertible notes and depreciation expense of $4,659.

2020

Revenue

The company had $2,000 in revenue in 2020. No cost of goods were associated with this revenue.

Expenses

Total expenses for 2020 were $538,534. Consultants, primarily software developers and architects, were paid $377,360, up $15,319 from 2019, while sales and marketing expenses were significantly reduced from 2019 levels to $19,479, reflecting both an effort by the company to conserve its cash and the elimination of in-person trade shows due to COVID-19. Other operating expenses were $99,518, or $68,779 lower than in 2019 due to the inclusion in 2019 of the expenses related to the conversion to a C corporation. In addition, the company accrued non-cash interest expense of $47,519 on convertible notes, reflecting higher total convertible note balances, and depreciation expense of $4,659.

• Historical results and cash flows:

AtomBeam launched its product in October 2020 and expects to begin to realize revenue for its software product in 2021. AtomBeam's product is highly technical and its primary market consists of large companies that generally are slower than smaller companies in their decision making processes, but represent large potential long term opportunities. In addition, because the company has been the recipient of a government contract in the past, the opportunity for the company to receive more government contracts in the future may be enhanced, and the company intends to pursue these opportunities as resources permit. An U.S. Air Force Phase 1 contract totaling $50,000 in value was awarded to the company in April 2021.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $56,099.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Small Business Administration
Amount Owed: $8,400.00
Interest Rate: 3.75%
Maturity Date: June 05, 2050

• Creditor: Wazoo Partners LLC
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: April 22, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Wazoo Partners LLC
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: July 18, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Wazoo Partners LLC
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: December 04, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Wazoo Partners LLC
Amount Owed: $200,000.00
Interest Rate: 5.0%
Maturity Date: March 31, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Wazoo Partners LLC
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: October 16, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Wazoo Partners LLC
Amount Owed: $50,000.00
Interest Rate: 5.0%
Maturity Date: December 23, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Wazoo Partners LLC
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: November 22, 2024
Payable upon maturity or in the event of a funding of at least $10 million in proceeds.

- Creditor: Wazoo Partners LLC
Amount Owed: $100,000.00
Interest Rate: 5.0%
Maturity Date: January 26, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: February 28, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008 12
Amount Owed: $12,500.00
Interest Rate: 5.0%
Maturity Date: March 31, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
Amount Owed: $60,000.00
Interest Rate: 5.0%
Maturity Date: March 31, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- Creditor: Wazoo Partners LLC
Amount Owed: $150,000.00
Interest Rate: 5.0%
Maturity Date: March 24, 2025
Payable upon maturity or in the event of a funding of at least $10 million in proceeds.

- Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
Amount Owed: $20,000.00
Interest Rate: 5.0%
Maturity Date: July 09, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

- Creditor: Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008

Amount Owed: $6,000.00
Interest Rate: 5.0%
Maturity Date: September 23, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Ali A. Riahi & Mojgan Haddad Family Trust
Amount Owed: $12,500.00
Interest Rate: 5.0%
Maturity Date: March 31, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Ali A. Riahi & Mojgan Haddad Family Trust
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: December 29, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Ali A. Riahi & Mojgan Haddad Family Trust
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: June 15, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Ali A. Riahi & Mojgan Haddad Family Trust
Amount Owed: $60,000.00
Interest Rate: 5.0%
Maturity Date: March 31, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Ali A. Riahi & Mojgan Haddad Family Trust
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: June 15, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Ali A. Riahi & Mojgan Haddad Family Trust

Amount Owed: $22,500.00
Interest Rate: 5.0%
Maturity Date: September 30, 2023
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Ali A. Riahi & Mojgan Haddad Family Trust
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: December 29, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Mark Benham
Amount Owed: $70,000.00
Interest Rate: 5.0%
Maturity Date: May 31, 2024
Convertible into the next round of at least $4 million in proceeds with an $8 million cap and a 20% discount to the round.

• Creditor: Blue Toque Investments LLC
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: May 14, 2023
Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

• Creditor: Farid Yavari
Amount Owed: $5,000.00
Interest Rate: 5.0%
Maturity Date: June 08, 2023
Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

• Creditor: Arsel Investments LLC
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: June 09, 2023
Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

• Creditor: Joseph Chan

Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: November 23, 2023
Convertible into the next round of at least $4 million in proceeds with an $6 million cap and a 20% discount to the round.

• Creditor: Nooshin Vahidi
Amount Owed: $10,000.00
Interest Rate: 5.0%
Maturity Date: March 3, 2024
Convertible into the next round of at least $4 million in proceeds with an $10 million cap and a 20% discount to the round.

• Creditor: Freedom and Independence LLC
Amount Owed: $5,000.00
Interest Rate: 5.0%
Maturity Date: April 6, 2024
Convertible into the next round of at least $4 million in proceeds with an $10 million cap and a 20% discount to the round.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Charles Yeomans
Charles Yeomans's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: CEO
Dates of Service: September 01, 2017 - Present
Responsibilities: The CEO is responsible for execution of the policies and strategy approved by the Company's board of directors. Compensation is currently $120,000 annually, expected to rise to $225,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

• Position: Chairman
Dates of Service: September 01, 2017 - Present
Responsibilities: Promulgating agendas for and chairing board meetings

Other business experience in the past three years:
• Employer: Trigemina Inc.
Title: Non-executive Chairman
Dates of Service: June 01, 2017 - Present
Responsibilities: Chairing board meetings, occasionally interface with management.

Name: Aliasghar Riahi

Aliasghar Riahi's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Technical Officer
Dates of Service: September 01, 2017 - Present
Responsibilities: Direction of conceptualizing, architecting and coding the company's product. Compensation is currently $120,000 annually, rising to $180,000 post a fundraising round of at least $4 million in proceeds, or whenever the company achieves a required level of revenue of $200,000 in a month.

Other business experience in the past three years:
• Employer: UC Berkeley
Title: Information Systems Analyst
Dates of Service: August 01, 2017 - November 01, 2018
Responsibilities: Management of aspects of the university's data systems.

Name: Joshua Cooper, PhD
Joshua Cooper, PhD's current primary role is with University of South Carolina. Joshua Cooper, PhD currently services 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Scientist
Dates of Service: February 18, 2018 - Present
Responsibilities: Conceptualizing and architecting software and potential applications. Paid on hourly basis of $200 per hour, and has 250,000 in options.

Other business experience in the past three years:
• Employer: University of South Carolina
Title: Professor of Mathematics
Dates of Service: August 15, 2006 - Present
Responsibilities: Teaching and research

Name: Kent Warren
Kent Warren's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Revenue Officer
Dates of Service: October 08, 2020 - Present
Responsibilities: Sales and management of sales and business development. Paid sales commissions.

Other business experience in the past three years:
• Employer: @Risk Technologies, Inc.
Title: SVP-Growth
Dates of Service: February 01, 2019 - April 05, 2020
Responsibilities: Sales and sales management

Other business experience in the past three years:
• Employer: ManTech International Corporation
Title: SVP Sales and Operations
Dates of Service: September 01, 2012 - December 31, 2018

Responsibilities: Sales and operations for subsidiary ManTech Commercial Services

Other business experience in the past three years:
• Employer: K3 Clouds
Title: Principal
Dates of Service: May 01, 2020 - Present
Responsibilities: Sales and sales management.

Name: Kayla Vallarta
Kayla Vallarta currently services 10-20 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Controller
Dates of Service: June 01, 2020 - Present
Responsibilities: Keeping corporate books, reporting, banking, tax preparation

• Position: Corporate Secretary
Dates of Service: July 17, 2020 - Present
Responsibilities: Maintenance of corporate books and records. Currently paid $2,500 per month, owns 80,000 shares of common stock.

Other business experience in the past three years:
• Employer: Trigemina Inc.
Title: Director of Finance and Policy
Dates of Service: September 01, 2012 - Present
Responsibilities: Maintenance of corporate financial records and banking

Name: Courtney Benham
Courtney Benham's current primary role is with Martin Ray Winery. Courtney Benham currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: September 01, 2017 - Present
Responsibilities: Member of Board of Directors

Other business experience in the past three years:
• Employer: Martin Ray Winery
Title: Owner
Dates of Service: May 01, 12003 - Present
Responsibilities: General management

Name: Mojgan Haddad
Mojgan Haddad's current primary role is with Corin Group. Mojgan Haddad currently services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: September 17, 2017 - Present
Responsibilities: Sitting on the board of directors.

Other business experience in the past three years:
• Employer: Corin Group
Title: Senior Director of Software Engineering
Dates of Service: January 01, 2020 - Present
Responsibilities: Lead Software engineering department for the company.

Other business experience in the past three years:
• Employer: Talis Biomedical Corporation
Title: Senior Director, Bioinformatics & Software
Dates of Service: January 01, 2015 - January 01, 2020
Responsibilities: Created the vision for Talis' scientific applications, algorithms, and computing infrastructure and tools and led teams to execute.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
Amount and nature of Beneficial ownership: 2,973,194
Percent of class: 27.1

Title of class: Convertible Promissory Notes
Stockholder Name: The Charles C. Yeomans And J. Desiree LeClerc Family Trust Dated 2 July 2008
Amount and nature of Beneficial ownership: 5 notes
Percent of class in value: 9.7

Title of class: Common Stock
Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)
Amount and nature of Beneficial ownership: 1,830,000
Percent of class: 16.7

Title of class: Convertible Promissory Notes
Stockholder Name: Wazoo Partners LLC (managed and 100% owned by Courtney Benham)
Amount and nature of Beneficial ownership: 7 notes

Percent of class in value: 76.4

Title of class: Common Stock
Stockholder Name: Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 3,220,247
Percent of class: 29.3

Title of class: Convertible Promissory Notes
Stockholder Name: Ali A. Riahi & Mojgan Haddad Family Trust
Amount and nature of Beneficial ownership: 7 notes
Percent of class in value: 12.1

RELATED PARTY TRANSACTIONS

Name of Entity: Wazoo Partners LLC

Names of 20% owners: Wazoo Partners LLC

Relationship to Company: Director

Nature / amount of interest in the transaction: Wazoo has made convertible loans to AtomBeam totaling $750,000, and has further loaned the company additional funds of $100,000 in a four year note and $150,000 in a five year note that will both be payable if the company is successful in raising $10 million.

Material Terms: Wazoo is the investment vehicle of Courtney Benham, a director of AtomBeam. Through Wazoo Mr. Benham has been a financial and business supporter of the company, as well as a director.

Name of Entity: Charles Yeomans

Relationship to Company: Officer

Nature / amount of interest in the transaction: Mr. Yeomans is AtomBeam's CEO and is a financial supporter of the company.

Material Terms: Mr. Yeomans has made a series of convertible loans to the company totaling $108,500.

Name of Entity: Asghar Riahi

Relationship to Company: Officer

Nature / amount of interest in the transaction: Mr. Riahi is a founder and CTO of AtomBeam, and is a financial supporter of the company.

Material Terms: Mr. Riahi has made a series of convertible loans to the company totaling $135,000.

OUR SECURITIES

Our authorized capital stock consists of 40 million shares of common stock, par value $0.0001 per share. As of December 31, 2020, 10,985,542 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Voting rights
Each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

The Company has a stockholder agreement from 2019 executed between the stockholders and the Company. This Agreement only applies to stockholders who executed the Agreement and any Stockholders who execute Joinder Agreements. Investors in this offering will not be signing a Joinder Agreement.

The Stockholder Agreement contains transfer restrictions and drag along rights as key provisions. If a majority of the shareholders approve a liquidity event, all Stockholders agree to the transaction.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Convertible Promissory Notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Convertible Promissory Notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Convertible Promissory Notes in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Notes. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Convertible Notes. In addition, if we need to raise more equity capital from the sale of Convertible Notes, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, software development and sales thereof, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

It is possible that some features and products may never become operational or that the current product may never be used to engage in transactions. It is possible that the failure to release additional product or features could be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We have only coded an early version of our software. Delays or cost overruns in the development of our software and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Convertible Promissory Note that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

AtomBeam Technologies Inc. was formed on August 17, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AtomBeam Technologies Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns seven patents, one trademark and Internet domain name, and has trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing arrangements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, software development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including third party cloud server providers, industry consultants, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As a software-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AtomBeam Technologies Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our software. Further, we rely on a third-party technology provider to provide some of our our back-up technology and other services. Any disruptions of services or cyber-attacks either on our technology provider or on AtomBeam Technologies Inc. could harm our reputation and materially negatively impact our financial condition and business.

Software company risk

Software is inherently easy to copy and use without the knowledge of the owner of the intellectual property underlying the software. Although the company makes strong efforts to control access to its source code, which enables copying and modification of its software, software development requires providing copies of the source code to its developers and data scientists, and so theft of the source code cannot be completely eliminated. Such theft would be harmful to the company's prospects.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the

purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 14, 2021.

AtomBeam Technologies Inc.

By /s/ *Charles Yeomans*

    Name: Charles Yeomans

    Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

ATOMBEAM TECHNOLOGIES INC.

(a Delaware corporation)

Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

April 9, 2021

To: Board of Directors, AtomBeam Technologies, Inc.

Re: YE 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of AtomBeam Technologies, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity/deficit, and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and its cash flows for the calendar year periods ended December 31, 2020 and 2019 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, Colorado

ATOMBEAM TECHNOLOGIES INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	56,099	$	65,860
Total current assets		56,099		65,860
Fixed assets, net of accumulated depreciation		0		4,659
Intangible assets		92,460		56,199
Total Assets	$	148,559	$	126,717
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	143,751	$	110,292
Other current liabilities		25		25
Total Current Liabilities		143,776		110,317
Notes payable		336,400		186,400
Convertible note payable		1,001,000		672,000
Accrued interest payable		72,530		25,011
Government-backed loans payable		8,400		--
Total Liabilities		1,562,105		993,728
SHAREHOLDERS' EQUITY				
Common Stock		496,300		496,300
Retained deficit		(1,909,846)		(1,363,312)
Total Shareholders' Equity		(1,413,546)		(867,012)
Total Liabilities and Shareholders' Equity	$	148,559	$	126,717

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 2,000	$ 0
Operating expenses		
Marketing and advertising	19,479	306,398
Selling, general and administrative	476,877	530,338
Total operating expenses	496,356	836,736
Net Operating Income (Loss)	(494,356)	(836,736)
Interest (expense)	(47,519)	(22,372)
Other income – Government grants	--	23,691
Depreciation (expense)	(4,659)	(4,659)
Tax provision (benefit)	0	0
Net Income (Loss)	$ (546,534)	$ (840,076)

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF OWNERS' EQUITY
For calendar year ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Retained Deficit	Total Owners' Equity
Balance as of January 1, 2019	$ 303,300	$ (523,236)	$ (162,006)
Share issuances	193,000		193,000
Net loss		(840,076)	(822,940)
Balance as of December 31, 2019	$ 496,300	$ (1,363,312)	$ (867,012)
Net loss		(546,534)	(562,762)
Balance as of December 31, 2020	$ 496,300	$ (1,909,846)	$ (1,413,546)

ATOMBEAM TECHNOLOGIES INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
See Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Operating Activities		
Net Income (Loss)	$ (546,532)	$ (840,076)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add depreciation	4,659	4,659
Changes in operating asset and liabilities:		
(Increase) decrease in other current assets	--	10,000
Increase (decrease) in accounts payable	41,120	88,562
Increase (decrease) in interest payable	51,426	27,556
Net cash used in operating activities	(465,557)	(709,299)
Investing Activities		
Acquisition of intangible assets	(31,672)	(36,039)
Net cash used in operating activities	(31,672)	(36,039)
Financing Activities		
Proceeds from share issuances	70	193,000
Proceeds/(repayment) of notes payable	158,400	(238,000)
Proceeds from convertible note payable	329,000	777,400
Net change in cash from financing activities	487,470	732,400
Net change in cash and cash equivalents	(9,761)	(12,938)
Cash and cash equivalents at beginning of period	65,860	78,798
Cash and cash equivalents at end of period	$ 56,099	$ 65,860

ATOMBEAM TECHNOLOGIES INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Auditor's Report and Notes to the Financial Statements
For calendar year ending December 31, 2020 and 2019

NOTE 1 – NATURE OF OPERATIONS

ATOMBEAM TECHNOLOGIES INC. (which may be referred to as the "Company", "we," "us," or "our") was organized in Delaware on August 17, 2017. The Company develops advanced software technology using machine learning to reduce the size of individual internet of things data files.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. As of December 31, 2020, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $56,099 and $65,860 of cash on hand, respectively.

Fixed and Intangible Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is four years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2020 and 2019, the Company had net fixed assets of $0 and $4,659, respectively, and intangible assets of $92,460 and $56,129, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more

likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company has not yet recorded material revenue but will do so from the use of its machine learning technology. The other income the Company has recorded has been recorded as such as grant income from the US Navy.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective

for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – CONVERTIBLE NOTES

As of December 31, 2020, the Company has issued $1,001,000 of convertible notes. The convertible notes provide for the conversion of the notes' principal and unpaid interest into common stock. As of December 31, 2020, the convertible notes had accrued $72,530 of unpaid interest.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2020 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company has or will provide compensation to the shareholder-employees per the Company's employment policies.

As these transactions are between related parties, there is no guarantee that the terms, pricing and conditions of the transactions are comparable to market rates.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") securities in a campaign under Regulation CF. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through April 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Charles Yeomans, Principal Executive Officer of AtomBeam Technologies Inc., hereby certify that the financial statements of AtomBeam Technologies Inc. included in this Report are true and complete in all material respects.

Charles Yeomans

Principal Executive Officer